May 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Aisha Adegbuyi

Re:	Rhinebeck Bancorp, Inc.
Registration Statement on Form S-1 – File No. 333-294283 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Rhinebeck Bancorp, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Thursday, May 14, 2026, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Please contact Elizabeth Cook, Esq., of Luse Gorman, PC at (202) 274-2022 if you have any questions concerning this matter.

Very truly yours,

/s/ Matthew J. Smith
Name: Matthew J. Smith
Title: President and Chief Executive Officer